Mail Stop 4561

March 21, 2008

Mr. Michael J. Zugay
Sr. Vice President and
Chief Financial Officer
iGate Corporation
1000 Commerce Drive, Suite 500
Pittsburgh, PA 15275

> **Re:**   **iGate Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-21755**

Dear Mr. Zugay:

We have reviewed your response to our letter dated February 20, 2008 in connection with the above referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 20, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

1.   Your response to comment number 1 in your letter dated January 25, 2008 indicated that in future filings you would quantify the amount of the change in reported sales that is attributable to material changes in volume versus material changes in price. Please tell us how the disclosure under "iGATE Solutions" on page 21 of your Form 10-K for the fiscal year ended December 31, 2007 reflects the assertion made in your January 25, 2008 letter.

* * * * * * *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

        You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 or me at (202) 551-3451 if you have any questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief